As filed with the Securities and Exchange Commission on June 21, 2004

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM S-3

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933
RENT-A-CENTER, INC.
(Exact Name of Registrant as Specified in Its Charter)

Delaware	45-0491516
(State or Other Jurisdiction of	(I.R.S. Employer
Incorporation or Organization)	Identification No.)

5700 Tennyson Parkway, Third Floor
Plano, Texas 75024
(972) 801-1100
(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Mitchell E. Fadel
5700 Tennyson Parkway, Third Floor
Dallas, Texas 75024
(972) 801-1100
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
Thomas W. Hughes, Esq.
D. Forrest Brumbaugh, Esq.
Fulbright & Jaworski L.L.P.
2200 Ross Avenue, Suite 2800
Dallas, Texas 75201
(214) 855-8000

     Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this Registration Statement.

     If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [  ]

     If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

     If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [  ]

     If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [  ]

     If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. [  ]

CALCULATION OF REGISTRATION FEE

Title of each class of	Amount to be	Proposed maximum offering price	Proposed maximum aggregate
securities to be registered	registered	per unit (1)	offering price (1)	Amount of registration fee
Common Stock, par value $0.01 per share	554,102	$29.09	$16,118,827	$2,042

(1) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c) under the Securities Act of 1933, based upon the high and low sales price per share as reported on the Nasdaq National Market on June 14, 2004.

     The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

Information contained in this prospectus is not complete and may be changed. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold, nor may offers to buy be accepted, until the registration statement becomes effective. This prospectus is not an offer to sell or the solicitation of an offer to buy these securities in any jurisdiction where such an offer or sale is unlawful.

                                                                    Subject to completion, dated June 21, 2004

THIS DOCUMENT CONSTITUTES PART OF A PROSPECTUS COVERING SECURITIES
THAT HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933

554,102 Shares

Rent-A-Center, Inc.

Common Stock

•	This prospectus relates to shares that may be issued by us from time to time to holders of options to buy our common stock.

•	We will only receive the exercise price with respect to the exercise of options by the optionholders, which proceeds we will use for general working capital.

•	Our common stock is quoted on the Nasdaq National Market under the symbol “RCII.” On June 18, 2004, the last reported sales price for our common stock was $29.17.

Investing in our common stock involves risks. See “Risk Factors” beginning on page 2.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

     Our principal executive office is located at 5700 Tennyson Parkway, Third Floor, Plano, Texas 75024. Our telephone number is (972) 801-1100 and our company website is www.rentacenter.com. We do not intend for information contained on our website to be part of this prospectus.

     No dealer, salesperson or other person has been authorized to give any information or to make any representations other than those contained in this prospectus, and, if given or made, you must not rely upon such information as having been authorized by us. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities other than the securities to which it relates or any offer to sell or the solicitation of an offer to buy such securities in any circumstances in which such offer or solicitation is unlawful. Neither the delivery of this prospectus nor any sale made under this prospectus shall, under any circumstances, create any implication that there has been no change in our affairs since the date of this prospectus or that the information contained in this prospectus is correct as of any time after its date.

The date of this prospectus is                         , 2004.

PROSPECTUS SUMMARY

     This summary highlights selected information contained elsewhere in this prospectus and may not contain all the information that may be important to you. To understand the terms of the shares being offered by this prospectus, we encourage you to read the entire prospectus, especially the risks of investing in the shares described under the section “Risk Factors,” and the documents identified under the caption “Where You Can Find More Information.” Unless the context otherwise requires, all information in this prospectus which refers to “Rent-A-Center,” “we,” “us” or “our” means Rent-A-Center, Inc. and its wholly-owned subsidiaries.

Rent-A-Center

     We are the largest rent-to-own operator in the United States with an approximate 34% market share based on store count. At June 16, 2004, we operated 2,844 company-owned stores nationwide and in Canada and Puerto Rico, including 21 stores in Wisconsin operated by our subsidiary Get It Now, LLC under the name “Get It Now.” Another of our subsidiaries, ColorTyme, Inc., is a national franchisor of rent-to-own stores. At June 16, 2004, ColorTyme had 319 franchised stores in 40 states, 307 of which operated under the ColorTyme name and 12 of which operated under the Rent-A-Center name. These franchise stores represent a further 4% market share based on store count.

     Our stores generally offer high quality, durable products such as home electronics, appliances, computers and furniture and accessories under flexible rental purchase agreements that generally allow the customer to obtain ownership of the merchandise at the conclusion of an agreed upon rental period. These rental purchase agreements are designed to appeal to a wide variety of customers by allowing them to obtain merchandise that they might otherwise be unable to obtain due to insufficient cash resources or a lack of access to credit. These agreements also cater to customers who only have a temporary need or who simply desire to rent rather than purchase the merchandise. Get It Now offers our merchandise on an installment sales basis in Wisconsin. We offer well known brands such as Philips, Sony, JVC, Toshiba and Mitsubishi home electronics, Whirlpool appliances, Dell, IBM, Compaq and Hewlett-Packard computers and Ashley, England, Berkline and Standard furniture.

The Offering

     In connection with our acquisition of Rent Rite, Inc., we agreed to assume certain options under the Amended and Restated RR Incentive Compensation Plan. This offering is for shares of our common stock to be issued upon the exercise of those options.

Recent Developments

     Rent Rite Acquisition. On May 7, 2004, we completed the acquisition of Rent Rite, Inc., a Tennessee corporation which operated approximately 90 rent-to-own stores in 11 states, pursuant to an Agreement and Plan of Merger and Reorganization dated April 27, 2004.

     Rainbow Rentals Acquisition. On May 14, 2004, we completed the acquisition of Rainbow Rentals, Inc., an Ohio corporation which operated 124 rent-to-own stores in 15 states, pursuant to an Agreement and Plan of Merger dated February 4, 2004.

     Richard K. Armey Named to Board of Directors. On May 19, 2004, Richard K. “Dick” Armey was named to the Company’s Board of Directors. Congressman Armey served for 18 years in the U.S. House of Representatives, culminating in eight years as Majority Leader. In addition to joining the Board of Directors, Congressman Armey has become a member of the Board’s Audit Committee and Compensation Committee.

     Debt Refinance. On June 16, 2004, the Company announced that it anticipates refinancing its current senior debt by entering into a new $600 million senior credit facility, consisting of a $400 million term loan and a $200 million revolving credit facility. The Company anticipates completing the transaction in the third quarter of 2004, and intends to utilize the proceeds of the new senior debt to repay its existing senior debt and for general corporate purposes.

RISK FACTORS

     You should carefully consider the risks described below before making an investment decision. We believe these are all the material risks currently facing our business. Our business, financial condition or results of operations could be materially adversely affected by these risks. The trading price of our common stock could decline due to any of these risks, and you may lose all or part of your investment. You should also refer to the other information included or incorporated by reference in this prospectus, including our financial statements and related notes.

We may not be able to successfully implement our growth strategy, which could cause our future earnings to grow more slowly or even decrease.

     As part of our growth strategy, we intend to increase our total number of stores in both existing markets and new markets through a combination of new store openings and store acquisitions. We increased our store base by 123 stores in 2001, 126 stores in 2002 and 241 stores in 2003 and by over 180 stores in the first five months of 2004. Our growth strategy could place a significant demand on our management and our financial and operational resources. This growth strategy is subject to various risks, including uncertainties regarding our ability to open new stores and our ability to acquire additional stores on favorable terms. We may not be able to continue to identify profitable new store locations or underperforming competitors as we currently anticipate. If we are unable to implement our growth strategy, our earnings may grow more slowly or even decrease.

     Our continued growth also depends on our ability to increase sales in our existing stores. Our same store sales decreased by 1.3% in the first quarter of 2004 and increased by 8.0%, 6.0% and 3.0% for 2001, 2002 and 2003, respectively. As a result of new store openings in existing markets and because mature stores will represent an increasing proportion of our store base over time, our same store sale increases in future periods may be lower than historical levels.

If we fail to effectively manage our growth and integrate new stores, our financial results may be adversely affected.

     The benefits we anticipate from our growth strategy may not be realized. The addition of new stores, both through store openings and through acquisitions, requires the integration of our management philosophies and personnel, standardization of training programs, realization of operating efficiencies and effective coordination of sales and marketing and financial reporting efforts. In addition, acquisitions in general are subject to a number of special risks, including adverse short-term effects on our reported operating results, diversion of management’s attention and unanticipated problems or legal liabilities. Further, a newly opened store generally does not attain positive cash flow during its first year of operations.

There are legal proceedings pending against us seeking material damages. The costs we incur in defending ourselves or associated with settling any of these proceedings, as well as a material final judgment or decree against us, could materially adversely affect our financial condition by requiring the payment of the settlement amount, a judgment or the posting of a bond.

     Some lawsuits against us involve claims that our rental agreements constitute installment sales contracts, violate state usury laws or violate other state laws enacted to protect consumers. We are also defending a class action lawsuit alleging we violated the securities laws and lawsuits alleging we violated state wage and hour laws. Because of the uncertainties associated with litigation, we cannot estimate for you our ultimate liability for these matters, if any. The failure to pay any judgment would be a default under our senior credit facilities and the indenture governing our outstanding subordinated notes.

Our debt agreements impose restrictions on us which may limit or prohibit us from engaging in certain transactions. If a default were to occur, our lenders could accelerate the amounts of debt outstanding, and holders of our secured indebtedness could force us to sell our assets to satisfy all or a part of what is owed.

     Covenants under our senior credit facilities and the indenture governing our outstanding subordinated notes each restrict our ability to pay dividends, engage in various operational matters, as well as require us to maintain specified financial ratios and satisfy specified financial tests. Our ability to meet these financial ratios and tests may be affected by events beyond our control. These restrictions could limit our ability to obtain future financing, make needed capital expenditures or other investments, repurchase our outstanding debt or equity, withstand a future downturn in our business or in the economy, dispose of operations, engage in mergers, acquire additional stores or otherwise conduct necessary corporate activities. Various transactions that we may view as important opportunities, such as specified acquisitions, are also subject to the consent of lenders under our senior credit facilities, which may be withheld or granted subject to conditions specified at the time that may affect the attractiveness or viability of the transaction.

     If a default were to occur, the lenders under our senior credit facilities could accelerate the amounts outstanding under the credit facilities, and our other lenders could declare immediately due and payable all amounts borrowed under other instruments that contain certain provisions for cross-acceleration or cross-default. In addition, the lenders under these agreements could terminate their commitments to lend to us. If the lenders under these agreements accelerate the repayment of borrowings, we may not have sufficient liquid assets at that time to repay the amounts then outstanding under our indebtedness or be able to find additional alternative financing. Even if we could obtain additional alternative financing, the terms of the financing may not be favorable or acceptable to us.

     The existing indebtedness under our senior credit facilities is secured by substantially all of our assets. Should a default or acceleration of this indebtedness occur, the holders of this indebtedness could sell the assets to satisfy all or a part of what is owed. Our senior credit facilities also contain provisions prohibiting the modification of our outstanding subordinated notes, as well as limiting the ability to refinance such notes.

A change of control could accelerate our obligation to pay our outstanding indebtedness, and we may not have sufficient liquid assets to repay these amounts.

     Under our senior credit facilities, an event of default would result if a third party became the beneficial owner of 35.0% or more of our voting stock or upon certain changes in the constitution of our Board of Directors. As of March 31, 2004, we were required to make principal payments under our senior credit facilities of $3.0 million in 2004, $4.0 million in 2005, $4.0 million in 2006, $4.0 million in 2007, and $382.0 million after 2007. These payments reduce our cash flow. If the lenders under our debt instruments accelerate these obligations, we may not have sufficient liquid assets to repay amounts outstanding under these agreements.

     Under the indenture governing our outstanding subordinated notes, in the event that a change in control occurs, we may be required to offer to purchase all of our outstanding subordinated notes at 101% of their original aggregate principal amount, plus accrued interest to the date of repurchase. A change in control also would result in an event of default under our senior credit facilities, which would allow our lenders to accelerate indebtedness owed to them.

Rent-to-own transactions are regulated by law in most states. Any adverse change in these laws or the passage of adverse new laws could expose us to litigation or require us to alter our business practices.

     As is the case with most businesses, we are subject to various governmental regulations, including specifically in our case regulations regarding rent-to-own transactions. There are currently 47 states that have passed laws regulating rental purchase transactions and another state that has a retail installment sales statute that excludes rent-to-own transactions from its coverage if certain criteria are met. These laws generally require certain contractual and advertising disclosures. They also provide varying levels of substantive consumer protection, such as requiring a grace period for late fees and contract reinstatement rights in the event the rental purchase agreement is terminated. The rental purchase laws of nine states limit the total amount of rentals that may be charged over the life of a rental purchase agreement. Several states also effectively regulate rental purchase transactions under other consumer protection statutes. We are currently subject to outstanding judgments and other litigation alleging that we have violated some of these statutory provisions.

     Although there is no comprehensive federal legislation regulating rental-purchase transactions, adverse federal legislation may be enacted in the future. From time to time, legislation has been introduced in Congress seeking to regulate our business. In addition, various legislatures in the states where we currently do business may adopt new legislation or amend existing legislation that could require us to alter our business practices.

Our business depends on a limited number of key personnel, with whom we do not have employment agreements. The loss of any one of these individuals could disrupt our business.

     Our continued success is highly dependent upon the personal efforts and abilities of our senior management, including Mark E. Speese, our Chairman of the Board and Chief Executive Officer, and Mitchell E. Fadel, our President and Chief Operating Officer. We do not have employment contracts with or maintain key-person insurance on the lives of any of these officers and the loss of any one of them could disrupt our business.

A small group of our directors and their affiliates have significant influence over the outcome of certain corporate transactions affecting us, including potential mergers or acquisitions, the constitution of our board of directors, and sales or changes in control.

     Apollo Investment Fund IV, L.P. and Apollo Overseas Partners IV, L.P., collectively the Apollo Entities, hold all of our outstanding Series C preferred stock. Pursuant to the terms of a stockholders agreement entered into among us, the Apollo Entities, Mark E. Speese and certain other parties, the Apollo Entities have the right to designate two persons to be nominated to our board of directors. The terms of our Series C preferred stock as well as the stockholders agreement also contain provisions requiring the approval of the Apollo Entities to effect certain transactions involving us, including repurchasing shares of our common stock, declaring or paying any dividend on our common stock, increasing the size of our board of directors to more than eight persons, selling all or substantially all of our assets and entering into any merger or consolidation or other business combination.

     These documents also provide that one member of each of our board committees must be a director who was designated for nomination by the Apollo Entities. In addition, the terms of our Series C preferred stock and the stockholders agreement restrict our ability to issue debt or equity securities with a value in excess of $10 million without the majority affirmative vote of our finance committee, and in most cases, require the unanimous vote of our finance committee for the issuance of our equity securities with a value in excess of $10 million.

Our organizational documents, Series C preferred stock and debt instruments contain provisions that may prevent or deter another group from paying a premium over the market price to our stockholders to acquire our stock.

     Our organizational documents contain provisions that classify our board of directors, authorize our board of directors to issue blank check preferred stock and establish advance notice requirements on our stockholders for director nominations and actions to be taken at annual meetings of the stockholders. In addition, as a Delaware corporation, we are subject to Section 203 of the Delaware General Corporation Law relating to business combinations with interested stockholders. Our senior credit facilities, the indenture governing the outstanding subordinated notes and our Series C preferred stock certificate of designations each contain various change of control provisions which, in the event of a change of control, would cause a default under those provisions. These provisions and arrangements could delay, deter or prevent a merger, consolidation, tender offer or other business combination or change of control involving us that could include a premium over the market price of our common stock that some or a majority of our stockholders might consider to be in their best interests.

Our stock price is volatile, and you may not be able to recover your investment if our stock price declines.

     The stock price of our common stock has been volatile and can be expected to be significantly affected by factors such as:

•	quarterly variations in our results of operations, which may be impacted by, among other things, changes in same store sales and when and how many stores we acquire or open;

•	quarterly variations in our competitors’ results of operations;

•	changes in earnings estimates or buy/sell recommendations by financial analysts;

•	the stock price performance of comparable companies; and

•	general market conditions or market conditions specific to particular industries.

Our stock price may decline if existing stockholders sell additional shares.

     As of June 15, 2004 and assuming the exercise of all outstanding options, approximately 86.0% of our common stock on a fully diluted basis is held by the public approximately 2.2% is held by Mr. Speese and approximately 11.8% is held by the Apollo Entities. If these stockholders sell shares of our common stock in the public market, the market price of our common stock could fall. These sales might make it more difficult for us to sell equity or equity-related securities in the future at a time and place that we deem appropriate.

     Under the registration rights agreements we have entered into, the Apollo Entities and their affiliates have the right to request that their shares be registered, subject to a reduction in the number of shares upon the advice of a managing underwriter in the related offering.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

     The statements, other than statements of historical facts, included in this prospectus are forward-looking statements. Forward-looking statements generally can be identified by the use of forward-looking terminology such as “may,” “will,” “would,” “expect,” “intend,” “could,” “estimate,” “should,” “anticipate” or “believe.” We believe that the expectations reflected in such forward-looking statements are accurate. However, we cannot assure you that such expectations will occur. Our actual future performance could differ materially from such statements. Factors that could cause or contribute to such differences include, but are not limited to:

•	uncertainties regarding our ability to open new stores;

•	our ability to acquire additional rent-to-own stores on favorable terms;

•	our ability to enhance the performance of these acquired stores;

•	our ability to control store level costs;

•	our ability to realize benefits from our margin enhancement initiatives;

•	the results of our litigation;

•	the passage of legislation adversely affecting the rent-to-own industry;

•	interest rates;

•	our ability to collect on our rental purchase agreements;

•	changes in our effective tax rate;

•	changes in our stock price and the number of shares of common stock that we may or may not repurchase; and

•	the other risks detailed from time to time in our SEC reports.

     Additional factors that could cause our actual results to differ materially from our expectations are discussed under the section entitled “Risk Factors” and elsewhere in this prospectus. You should not unduly rely on these forward-looking statements, which speak only as of the date of this prospectus. Except as required by law, we are not obligated to publicly release any revisions to these forward-looking statements to reflect events or circumstances occurring after the date of this prospectus or to reflect the occurrence of unanticipated events.

THE OFFERING

     On May 7, 2004, we completed the acquisition of Rent Rite, Inc. pursuant to an Agreement and Plan of Merger. All 554,102 shares of our common stock which we are registering are issuable pursuant to the exercise of options which were received, pursuant to the Agreement and Plan of Merger, by former optionholders of Rent Rite whose options were converted into options to purchase our common stock. We are registering these shares to provide the optionholders with freely tradeable securities upon the exercise of the options, but the registration of these shares does not necessarily mean that the shares will be issued by us.

     We will receive cash or other shares of our common stock equal to the exercise price with respect to the options upon the issuance of the shares. We have agreed to pay for all of the expenses related to the registering of these shares.

USE OF PROCEEDS

     The shares we are registering are issuable pursuant to options granted to the optionholders. We will receive cash or other shares of our common stock equal to the exercise price for the options from the optionholders, which, with respect to the cash, will be used for general working capital. We will not receive any other proceeds.

PLAN OF DISTRIBUTION

     This prospectus relates to the issuance by us of up to 554,102 shares of our common stock if, and to the extent that, outstanding options to purchase the shares are exercised by the optionholders. The options were granted to former optionholders of Rent Rite, who were accredited investors, pursuant to our acquisition of Rent Rite. We are registering the shares to provide the holders with freely tradeable securities upon exercise of the options, but the registration of the shares does not necessarily mean that any of the options will be exercised by the optionholders or that shares will be issued by us.

CERTAIN FEDERAL INCOME TAX CONSIDERATIONS

     The following disclosure sets forth certain federal income tax consequences relating to the acquisition, ownership and disposition of our common stock. The disclosure is for general information only and does not purport to be a complete analysis or identification of all potential tax consequences. The disclosure applies only to persons who hold certain options to acquire our common stock and who will, upon exercise of such options, hold our common stock as a “capital asset” within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended. This summary is based on that code and the laws, regulations, rulings and decisions in effect as of the date hereof, any of which are subject to change, possibly with retroactive effect. The disclosure is not intended as tax advice to any person. In particular, and without limiting the generality of the foregoing, this disclosure does not address the federal income tax consequences to persons in light of their particular circumstances or status including:

•	non-resident alien individuals and other foreign shareholders,

•	tax-exempt entities,

•	dealers in securities,

•	financial institutions,

•	insurance companies, and

•	persons who own an option or, upon exercise of such option, will own our common stock as part of a hedge, straddle, or conversion transaction.

     This disclosure does not address any consequences under any state, local, or foreign tax laws. We urge you to consult your tax advisor as to the specific tax consequences relating to your acquisition, ownership and disposition of our common stock, including tax return reporting requirements, the application and effect of federal, state, local, foreign and other tax laws, and the implications of any proposed changes in the tax laws.

Exercise of Options

     If an optionholder, who is the original optionholder, exercises an option and pays the exercise price in cash, that optionholder will recognize ordinary income in connection with exercising the option equal to the excess of the fair market value of the common stock received on the date of exercise over the cash exercise price. If an optionholder exercises an option and pays the exercise price with our common stock, that optionholder will recognize ordinary income in connection with exercising that option equal to the fair market value of the additional shares received. That optionholder will not recognize income or gain with respect to shares of our common stock surrendered as payment of the exercise price.

     If an optionholder, who obtained an option in an arm’s length transaction, exercises the option and pays the exercise price in cash or with our common stock, that optionholder will not recognize ordinary income in connection with exercising the option.

     If an optionholder who obtained the option in a transaction which was not at arm’s length exercises an option and pays the exercise price in cash, the original optionholder will recognize ordinary income in connection with the current optionholder’s exercising the option equal to the excess of the fair market value of the common stock received by the current optionholder on the date of exercise over the sum of the cash exercise price and the amount of consideration, if any, received by the original optionholder in the non-arm’s length transaction that was previously recognized by the original optionholder as ordinary income. If the current optionholder exercises an option and pays the exercise price with our common stock, the original optionholder will recognize ordinary income in connection with the current optionholder’s exercising that option equal to the fair market value of the additional shares received. The current optionholder will not recognize income or gain with respect to shares of our common stock surrendered as payment of the exercise price.

Basis

     If an optionholder pays the exercise price in cash, the optionholder’s basis in our common stock received by the optionholder will be equal to the exercise price plus the amount of ordinary income, if any, recognized by the optionholder (or, in the case of an option acquired by the optionholder in a transaction which was not at arm’s length, by the original optionholder), in connection with the exercise of the option. If an optionholder pays the exercise price with our common stock, the optionholder’s basis in our common stock received by the optionholder will be determined as follows: (a) the number of shares received which is equal to the number of shares surrendered will have a basis equal to the shares surrendered, and (b) the number of shares received which is in excess of the number of shares surrendered will have a basis equal to the amount of ordinary income, if any, recognized by the optionholder (or, in the case of an option acquired by the optionholder in a transaction which was not at arm’s length, by the original optionholder) in connection with exercising the option.

Holding Period

     If an optionholder pays the exercise price in cash, the optionholder’s holding period in our common stock received by the optionholder will commence on the date the option is exercised. If an optionholder pays the exercise price with our common stock, the optionholder’s holding period in our common stock received by the optionholder will be determined as follows: (a) the number of shares received which is equal to the number of shares surrendered will have a holding period which includes the holding period of the shares surrendered, and (b) the number of shares received which is in excess of the number of shares surrendered will have a holding period which commences on the date the option is exercised.

Distributions

     If we make a distribution with respect to our stock which is treated as a distribution of property to shareholders under Section 301 of the Internal Revenue Code of 1986, we will treat that distribution as a dividend to shareholders under Section 316(a) of the Internal Revenue Code of 1986 to the extent of our current and accumulated earnings and profits. A distribution that is treated as a dividend to a shareholder is included in the shareholder’s gross income under Section 61(a) and Section 301(c) of the Internal Revenue Code of 1986. The amount of a distribution in excess of our current and accumulated earnings and profits will be treated, first, as a tax-free return of capital which will reduce the shareholder’s adjusted tax basis in our common stock, and any amount in excess of such adjusted tax basis will be taxable as capital gain.

     In the case of a shareholder which is a corporate taxpayer, the amount of a distribution that is treated as a dividend is generally eligible for the dividends-received deduction under Section 243 of the Internal Revenue Code of 1986.

     We are required under Section 3406 of the Internal Revenue Code of 1986 to withhold 31% of the amount of any dividend distributed to a shareholder who does not provide its taxpayer identification number to us on IRS Form W-8 or IRS Form W-9, as appropriate, or a substitute Form W-8 or Form W-9.

Capital Gain or Loss

     A shareholder will recognize capital gain or loss in connection with the sale or other disposition of our common stock equal to the amount realized from such sale or other disposition less the shareholder’s basis in such stock. That gain or loss will be treated as long-term capital gain or loss if the shareholder held such stock for more than one year. The gain or loss will be treated as short-term capital gain or loss if the shareholder held such stock for one year or less.

     Capital losses are deductible for tax purposes subject to certain limitations. A shareholder other than a corporate taxpayer may deduct capital losses only to the extent of capital gains realized in the same tax year plus the lower of $3,000 or the excess of such shareholder’s capital losses over capital gains. To the extent a shareholder which is not a corporate taxpayer has additional capital losses in excess of capital gains, the shareholder may carry over such excess capital losses to each succeeding tax year until utilized. A shareholder which is a corporate taxpayer may deduct capital losses only to the extent of capital gains realized in the same tax year. To the extent a shareholder which is a corporate taxpayer has capital losses in excess of capital gains, the shareholder may carry back such excess three tax years and then may carry forward any unutilized capital losses five tax years.

LEGAL MATTERS

     The validity of the issuance of the shares of common stock offered by this prospectus will be passed upon for us by Fulbright & Jaworski L.L.P., Dallas, Texas.

EXPERTS

     The financial statements of Rent-A-Center, Inc. and subsidiaries, incorporated in this prospectus by reference to the Annual Report on Form 10-K/A of Rent-A-Center, Inc. for the year ended December 31, 2003, have been audited by Grant Thornton LLP, independent registered public accounting firm, as stated in their report included by reference in this prospectus. Such financial statements are incorporated in reliance on such report given upon the authority of the firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

     We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy this information at the SEC’s public reference room at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549. You may obtain further information regarding the operation of the SEC’s public reference room by calling the SEC at 1-800-SEC-0330. You may also obtain copies of this information by mail from the Public Reference Section of the SEC, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, at prescribed rates. Our SEC filings are also available to the public at the SEC’s web site at http://www.sec.gov. You may also inspect reports, proxy statements and other information about us at the offices of The Nasdaq Stock Market, Inc. National Market System, 1735 K Street, N.W., Washington, D.C. 20006-1500. You may also obtain our SEC filings from our website at www.rentacenter.com. Information contained on our website or any other website is not incorporated by reference into this prospectus and does not constitute a part of this prospectus.

     This prospectus is part of a registration statement we filed with the SEC relating to the resale of our common stock. This prospectus does not contain all of the information we have included in the registration statement and accompanying exhibits and schedules in accordance with the rules and regulations of the SEC and we refer you to the omitted information. The statements this prospectus makes pertaining to the content of any contract, agreement or other document that is an exhibit to the registration statement necessarily are summaries of their material provisions. The registration statement, exhibits and schedules are available at the SEC’s public reference room and through its website.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The SEC allows us to “incorporate by reference” the information we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference in this prospectus is considered to be part of this prospectus, and later information filed with the SEC or contained in this prospectus updates and supersedes this information. We incorporate by reference the documents listed below and any future filings made with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 following the date of this prospectus and prior to the termination of the offering covered by this prospectus (excluding any information furnished under Item 9 or Item 12 of any current report on Form 8-K and excluding any exhibit filed or furnished with respect to such Items, unless the information or exhibit is specifically incorporated by reference into this prospectus or any prospectus supplement). Our SEC file number is 000-25370. As of the date of this prospectus, we incorporate by reference the following documents:

•	Annual Report on Form 10-K/A for the year ended December 31, 2003;

•	Quarterly Report on Form 10-Q for the quarter ended March 31, 2004;

•	Current Reports on Form 8-K filed on February 10 and April 27, 2004;

•	the description of our common stock contained in our Form 8-A (file no. 0-25370) filed with the SEC pursuant to Section 12(g) of the Securities Exchange Act of 1934, including any amendment or report filed for the purpose of updating such description; and

•	all filings under the Securities Exchange Act of 1934 after the date of the last pre-effective amendment to the registration statement and prior to effectiveness of the registration statement (excluding any information furnished under Item 9 or Item 12 of any current report on Form 8-K and excluding any exhibit filed or furnished with respect to such Items, unless the information or exhibit is specifically incorporated by reference into this prospectus or any prospectus supplement).

     You may request a copy of these filings (other than an exhibit to those filings, unless we have specifically incorporated that exhibit by reference in the filing), at no cost, by writing or telephoning us at the following address:

Rent-A-Center, Inc.
Attention: Corporate Secretary
5700 Tennyson Parkway
Third Floor
Plano, Texas 75024
Telephone: (972) 801-1100

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution.

     The following table sets forth estimated expenses incurred by the Registrant in connection with the sale of common shares being registered pursuant to this registration statement. All the amounts shown are estimates except for the registration fee.

Amount
SEC registration fee	$2,042
Printing and engraving fees and expenses	3,000
Legal fees and expenses	25,000
Accounting fees and expenses	8,000
Miscellaneous expenses	10,000

Total	$48,042

Item 15. Indemnification of Directors and Officers.

     Delaware General Corporation Law

     Subsection (a) of Section 145 of the Delaware General Corporate Law, or DGCL, empowers a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he or she is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him or her in connection with such action, suit or proceeding if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.

     Subsection (b) of Section 145 empowers a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by right of the corporation to procure a judgment in its favor by reason of the fact that such person acted in any of the capacities set forth above, against expenses (including attorneys’ fees) actually and reasonably incurred by him or her in connection with the defense or settlement of such action or suit if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification may be made in respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

     Section 145 further provides that to the extent a present or former director or officer of a corporation has been successful on the merits or otherwise in the defense of any such action, suit or proceeding referred to in subsections (a) and (b) of Section 145 or in the defense of any claim, issue or matter therein, he or she shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by him or her in connection therewith; that the indemnification provided for by Section 145 shall not be deemed exclusive of any other rights which the indemnified party may be entitled; that indemnification provided by Section 145 shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of such person’s heirs, executors and administrators; and that a corporation may purchase and maintain insurance on behalf of a director or officer of the corporation against any liability asserted against him or her and incurred by him or her in any such capacity, or arising out of his or her status as such, whether or not the corporation would have the power to indemnify him or her against such liabilities under Section 145.

     Certificate of Incorporation

     Our certificate of incorporation, as amended, provides that our directors shall not be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director, except for liability:

•	for any breach of the director’s duty of loyalty to us or our stockholders,

•	for acts or occasions not in good faith or which involve intentional misconduct or a knowing violation of law,

•	in respect of certain unlawful dividend payments or stock purchases or redemptions, or

•	for any transaction from which the director derived an improper personal benefit.

     If the DGCL is amended to authorize the further elimination or limitation of the liability of directors, then the liability of our directors, in addition to the limitation on personal liability provided in the certificate of incorporation, as amended, will be limited to the fullest extent permitted by the DGCL. Further, if such provision of the certificate of incorporation is repealed or modified by our stockholders, such repeal or modification will be prospective only, and will not adversely affect any limitation on the personal liability of directors arising from an act or omission occurring prior to the time of such repeal or modification.

     Bylaws

     Our bylaws provide that we shall indemnify and hold harmless our directors threatened to be or made a party to any threatened, pending or completed action, suit or proceeding by reason of the fact that such person is or was a director of Rent-A-Center, whether the basis of such a proceeding is alleged action in such person’s official capacity or in another capacity while holding such office, to the fullest extent authorized by the DGCL or any other applicable law, against all expense, liability and loss actually and reasonably incurred or suffered by such person in connection with such proceeding, so long as a majority of a quorum of disinterested directors, the stockholders or legal counsel through a written opinion determines that such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to our best interests, and in the case of a criminal proceeding, such person had no reasonable cause to believe his or her conduct was unlawful. Such indemnification shall continue as to a person who has ceased to serve in the capacity which initially entitled such person to indemnity thereunder and shall inure to the benefit of his or her heirs, executors and administrators. Our bylaws also contain certain provisions designed to facilitate receipt of such benefits by any such persons, including the prepayment of any such benefit.

     Insurance

     We have obtained a directors’ and officers’ liability insurance policy insuring our directors and officers against certain losses resulting from wrongful acts committed by them as directors and officers of Rent-A-Center, including liabilities arising under the Securities Act of 1933.

Item 16. Exhibits.

Exhibit No.	Description of Exhibit
2.1(1)	Agreement and Plan of Merger, dated as of April 28, 2004, by and between Rent-A-Center, Inc., RAC RR, Inc. and Rent Rite, Inc. d/b/a Rent Rite Rental Purchase (Pursuant to the rules of the SEC, the schedules and exhibits have been omitted. Upon the request of the SEC, Rent-A-Center, Inc. will supplementally supply such schedules and exhibits to the SEC.).

5.1*	Opinion of Fulbright & Jaworski L.L.P. regarding the validity of the securities being registered.

10.1*	Amended and Restated RR 2001 Incentive Compensation Plan.

23.1*	Consent of Grant Thornton LLP.

23.2*	Consent of Fulbright & Jaworski L.L.P. (included as part of Exhibit 5.1).

24.1*	Power of Attorney (included on signature page of this Form S-3).

*	Filed herewith.

(1)	Incorporated herein by reference to Exhibit 2.8 to the registrant’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2004.

Item 17. Undertakings.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim of indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2)	That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Plano, State of Texas, on June 18, 2004.

RENT-A-CENTER, INC.
By:	/s/ Mark E. Speese
Mark E. Speese
Chairman of the Board and Chief Executive Officer

POWER OF ATTORNEY

     KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Mark E. Speese and Robert D. Davis, and each or either one of them, his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement or any registration statement for this offering that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratyfying and confirming all that said attorneys-in-fact and agents, or any of them, or their or his substitutes or substitute, may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Mark E. Speese	Chairman of the Board and Chief Executive	June 18, 2004
Officer
Mark E. Speese	(Principal Executive Officer)

/s/ Robert D. Davis	Senior Vice President - Finance, Chief Financial	June 18, 2004
Officer and Treasurer (Principal Financial and
Robert D. Davis	Accounting Officer)

/s/ Mitchell E. Fadel	President, Chief Operating Officer and Director	June 18, 2004

Mitchell E. Fadel

/s/ Richard K. Armey	Director	June 18, 2004

Richard K. Armey

/s/ Laurence M. Berg	Director	June 18, 2004

Laurence M. Berg

/s/ Mary Elizabeth Burton	Director	June 18, 2004

Mary Elizabeth Burton

/s/ Peter P. Copses	Director	June 18, 2004

Peter P. Copses

Signature	Title	Date
/s/ Andrew S. Jhawar	Director	June 18, 2004

Andrew S. Jhawar

/s/ J.V. Lentell	Director	June 18, 2004

J.V. Lentell

EXHIBIT INDEX

Exhibit No.	Description of Exhibit
2.1(1)	Agreement and Plan of Merger, dated as of April 28, 2004, by and between Rent-A-Center, Inc., RAC RR, Inc. and Rent Rite, Inc. d/b/a Rent Rite Rental Purchase (Pursuant to the rules of the SEC, the schedules and exhibits have been omitted. Upon the request of the SEC, Rent-A-Center, Inc. will supplementally supply such schedules and exhibits to the SEC.).

5.1*	Opinion of Fulbright & Jaworski L.L.P. regarding the validity of the securities being registered.

10.1*	Amended and Restated RR 2001 Incentive Compensation Plan.

23.1*	Consent of Grant Thornton LLP.

23.2*	Consent of Fulbright & Jaworski L.L.P. (included as part of Exhibit 5.1).

24.1*	Power of Attorney of Mark E. Speese (included on signature page).

*	Filed herewith.

(1)	Incorporated herein by reference to Exhibit 2.8 to the registrant’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2004.